Contact

www.linkedin.com/in/
chaddahlstrom (LinkedIn)

Top Skills

Product Management

Agile Methodologies

Web Development

Languages

Spanish (Professional Working)

Dutch (Professional Working)

Certifications

Advanced Project Management

Certified Scrum Master

Certified Scrum Product Owner (Agile)

Honors-Awards

'Happiest Company,' Technology Category. 2015-2018

Top Mid-Sized Company

Publications

Contributor: Hooked: How to Build Habit Forming Products. Nir Eya

Chad Dahlstrom

Vice President Product at Digital Trends

Lake Oswego

Summary

I have more than 15 years of experience directing teams, development, and launches of innovative products for leading multinational organizations across high-growth sectors including media, entertainment, and healthcare. In my previous role as a Head of Operations and Product, I directed all aspects of operations and growth strategies for a renowned website (Discogs.com) and marketplace ranked in the top 500 worldwide via Alexa, generating $140 million in annual revenue. Through this work, I've proven adept at optimizing the performance of digital marketplace platforms, teams and open-source communities reaching up to 12 million users each month. Over the course of my career, I've recruited and supervised specialized and senior-level staff, and helped develop award-winning workplaces.

Experience

Digital Trends

Vice President Of Product Management

September 2020 - Present (1 year 8 months)

Portland, Oregon Metropolitan Area

Joining one of the world's leading technology publishers to help build out the product roadmap and team.

Horror Hub LLC

Operations

March 2020 - Present (2 years 2 months)

Portland, Oregon, United States

Co-founder of Horror Hub Marketplace an online and physical marketplace for all things horror.

Portland State University - School of Business

Adjunct Instructor

September 2019 - Present (2 years 8 months)

Portland, OR

An an Adjunct Instructor, I've taught college-level courses in entrepreneurship and business plan development for groups of up to 60 students, covering topics such as buyer-supplier relationships, customer segmentation, cost structures and feasibility research.

Discogs

Head of Product - Zink Media/Discogs.com

2014 - 2019 (5 years)

Portland, OR

Leading Product at Discogs.com, I directed all aspects of operations and growth strategies for renowned website ranked in top 500 worldwide, generating $140 million in annual revenue. During this time, I’ve achieved significant increases in consumer engagement for largest online marketplace for musical albums, selling over 500,000 products each month.

Key Highlights:

• Spearheaded acquisition of multiple mobile applications utilized by hundreds of thousands of users worldwide, built using open-source API.

• Led multinational operations expansion which led to over 100% growth in Asia and 30% growth across established European markets, overseeing translation of site into five languages.

• Established partnerships with Apple, Amazon, Sony, Universal and Warner Atlantic, successfully resulting in seven-figure revenue streams.

• Oversaw acquisition of multiple mobile applications, with company expanding from 15 employees to over 100 staff world-wide during tenure.

• Launched new B2B channel and advertising division which each led to $1.5 million in new revenue, expanding reach of over 12 million songs spanning all genres.

• Managed promotional initiatives for releases from Discogs platform, working with marketing teams to devise audience segmentation and messaging strategies.

• Developed and maintained open source community which achieved 200% increase in registered users within five-year-period, representing over four million consumers worldwide.

• Cultivated inclusive workplace culture, with company named Best Tech Company to Work For for four consecutive years by TINYpulse and Top 5 Mid-Sized Company by Portland Business Journal.

• Recruited compliance team overseeing all matters pertaining to international tax and privacy laws.

• Trained and supervised senior-level and specialized staff throughout the Americas, Europe and Asia, optimizing operations across compliance, engineering and product management teams

ShiftWise

Senior Director of Product

September 2011 - February 2014 (2 years 6 months)

Portland, OR

In my earlier role as a Senior Director of Product, I oversaw the development and launch of multiple SaaS products for a technology company specializing in healthcare staffing solutions, serving major hospitals and medical centers nationwide. In this capacity, I launched integrated staffing website, allocating $1 million budget to optimize recruitment.

Key Highlights:

• Managed comprehensive product releases and growth campaigns, contributing directly to over a 15% YOY growth in customer base while reporting to Chief Product Officer.

• Worked to improve staffing performance for health care centers, introducing key tools and processes impacting over 20,000 employees and managerial staff.

• Initially hired as Product Manager, earning promotion within one year due to exceptional performance and leadership abilities.

CD Baby

Director of Product

May 2006 - September 2011 (5 years 5 months)

Portland, OR

While working as a Director of Product, I managed all aspects of product development processes for the largest online distributor of independent music worldwide. Through this work, I achieved a significant increase in the number of clients purchasing products and subscriptions, representing more than $20 million in annual revenue.

Key Highlights:

• Directed marketing and customer support operations for comprehensive web hosting program, customized CMS tools and digital distribution platform.

• Trained and supervised specialized staff including System Administrators, Product Managers and Developers, promoting adherence to delivery deadlines while reporting to CEO.

Providence Health & Services

Counselor Inpatient Mental Health

January 2009 - January 2011 (2 years 1 month)

Portland, Oregon Metropolitan Area

At Portland providence medical center I focused on client diagnosis, counseling, and treatment planning at their inpatient client services. This was post graduating with my masters in Psychology. I ultimately focused on industrial organization psychology in business, but this experience was one of the most rewarding I have had.

Segnet Technologies Inc

Web Development Manager

August 2000 - September 2003 (3 years 2 months)

Enfield, NH

During my time as a Web Development Manager, I directed the development of comprehensive websites for an IT services provider serving thousands of clients each year including academic institutions and commercial entities.

Key Highlights:

• Wrote code for over 50 websites using JavaScript, HTML/CSS and PHP, working closely with clients to ensure adherence to project requirements and specifications.

• Contributed to system administration responsibilities, working to optimize networking performance for Linux-based servers.

Education

Pacific University

Masters, Behavioral Psychology

Johnson State College

BFA, Music · (1996 - 2000)